

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
JUL 28 2006
WASH., D.C.
213
SECTION

SUPPL

06015580

Subject CSM nv, (SEC File No. 82-34886)

Date July 21,, 2006

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release 21 July, 2006: CSM plans to sell sugar division to Cosun.

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Weil

Mariëtte Mantel
CSM nv

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

Enclosure(s)

File number, 82-34886



CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 28
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM PLANS TO SELL SUGAR DIVISION TO COSUN

Diemen, the Netherlands, 21 July 2006 - CSM announces that negotiations with Cosun on the sale of the CSM Sugar Division have progressed so well that a definitive agreement is anticipated. The selling price will be determined on the basis of the balance sheet as at 30 September 2006. The working capital as at that date is expected to amount to only EUR 3.6 million compared to an annual average of approximately EUR 45 million. Given the low working capital as at 30 September 2006 the provisional selling price has been set at EUR 202 million. The Breda real estate is excluded from the transaction. CSM expects to complete the transaction in the fourth quarter of 2006.

The intended sale of the Sugar Division must be seen in the context of streamlining CSM's portfolio. CSM wants to focus its efforts on its global market leader positions in relevant growth markets (bakery ingredients and products on the one hand and lactic acid and lactic acid derivatives on the other).

Gerard Hoetmer, CEO at CSM: *The merger between CSM Sugar and Cosun represents a major joining of forces and a reinforcement of the entire chain. It secures the continuity of the Dutch sugar sector in the rapidly changing European sugar market, also in the longer term.*

With an annual turnover of around EUR 250 million, CSM Sugar is a highly efficient sugar and sugar specialties company. It produces and sells approximately 350,000-380,000 tons of sugar each year. The company employs around 300 permanent staff, is headquartered in Diemen, the Netherlands, and has two production facilities:

- Vierverlaten (Hoogkerk, Groningen province), which produces sugar from beet. This facility processes 18,500 tons of beets per day.
- Breda, which produces sugar specialties (syrup, soft brown sugar, liquid sugar etc.) and accommodates the laboratory.

The European sugar market is regulated to a large extent by the European Sugar Regulation. The current regulation runs till July 2006 and will be replaced by a new sugar regime that will run until 2014/2015.

The information and consultation procedures with the employee organizations and the works council have been started, where required. The intended transaction will be submitted to the Dutch competition authority (NMa) for approval.

On 16 February 2006 CSM announced that it would start an investigation into the possibilities of selling its Sugar Division.

For more information, please contact:
Press: +31(0)20 5906228